                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D/A

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-1(a)

                  Under the Securities Exchange Act of 1934
                            (Amendment No. 2)*


                         DELCO REMY INTERNATIONAL, INC.
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                                (Name of Issuer)


                              CLASS A COMMON STOCK
                                $0.01 PAR VALUE
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                         (Title of Class of Securities)


                                  246626 10 5
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                                 (CUSIP Number)


                                 DAVID B. LINER
                       VICE PRESIDENT AND GENERAL COUNSEL
                                MASCOTECH, INC.
                              21001 VAN BORN ROAD
                             TAYLOR, MICHIGAN 48180
                            TEL NO.: (313) 274-7405
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               November 28, 2000
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (continued on the following pages)
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CUSIP NO. 246626 10 5             13D                          PAGE 2 OF 4 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

    MascoTech, Inc.
    38-2513957
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    Not applicable
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
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                7   SOLE VOTING POWER
  NUMBER OF
                    None
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    None
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    None
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    None
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     None
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

     Not applicable
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     None
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14   TYPE OF REPORTING PERSON (See Instructions)

     CO
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
CUSIP NO. 246626 10 5
                                                                     Page 3 of 4

     MascoTech, Inc. ("MascoTech") hereby amends and supplements its Report on
Schedule 13D, originally filed on March 27, 1998, as amended by Amendment No. 1 filed November 3, 2000 (the "Schedule 13D") with respect to the shares of Class A Common Stock, $0.01 par value (the "Shares"), of Delco Remy International, Inc. ("DRI").

     Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

     The response set forth in Item 4 of the Schedule 13D is hereby further amended and supplemented by the following information:

                  On November 28, 2000 MascoTech sold all of its Shares and any rights MascoTech has with respect to the Shares to Court Square Capital Limited ("CSC"), pursuant to a Stock Purchase Agreement dated as of August 1, 2000 between Citicorp Venture Capital, Ltd. and MascoTech, as amended (the "Stock Purchase Agreement").

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

     The response set forth in Item 5 of the Schedule 13D is hereby further amended and supplemented by the following information:

                  On November 28, 2000 MascoTech sold all of the Shares to CSC pursuant to the Stock Purchase Agreement. As a result of that transaction, MascoTech owns no Shares.

CUSIP NO. 246626 10 5
                                                                     Page 4 of 4



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 7, 2000

                                       MASCOTECH, INC.


                                       By: /s/ Timothy Wadhams
                                          -------------------------------
                                          Name:  Timothy Wadhams
                                          Title: Executive Vice President